Exhibit 99.2

ASX Announcement	31 October 2018

ASX Code: SEA

28 Greenhill Road, Wayville, South Australia 5034 ACN112 202 883

Telephone:  +61 8 8363 0388        Facsimile: +61 8 8132 0766 www.sundanceenergy.com.au

Sundance Energy Australia Limited ABN 76 112 202 883

FOR IMMEDIATE RELEASE

General Manager

The Company Announcements Office

Australian Securities Exchange

SUNDANCE ENERGY AUSTRALIA LIMITED QUARTERLY ACTIVITIES REPORT

Production

Sundance Energy Australia Limited (“Sundance” or the “Company”; ASX: SEA) produced approximately 10,924 Boe/d of net sales volumes during the third quarter of 2018, on the high- end of the Company’s previously released third quarter net production guidance of 10,000 to 11,000 Boe/d.

The Company’s cumulative net production for the third quarter was 1,004,994 Boe. Net production comprised 645,782 barrels of oil, 144,933 barrels of natural gas liquids and 1,285,672 thousand cubic feet of natural gas. Production for the period was ~64% oil by volume.

The Company’s net production year to date was 2,303,335 Boe or approximately 8,437 Boe/d. Net production comprised 1,391,659 barrels of oil, 342,952 barrels of natural gas liquids, and 3,412,346 thousand cubic feet of natural gas.

Development Activities

Sundance’s net production guidance for the fourth quarter of 2018 is 14,000 to 15,000 boe/d, and net production guidance for full year 2018 remains 9,000 to 10,000 boe/d. The Company anticipates bringing nine to eleven gross wells online during the fourth quarter. As of the date of this report, the Company has initiated flowback on two additional gross wells during the fourth quarter and has four remaining gross wells that are drilled but not completed, all in Live Oak County.

During the third quarter, Sundance brought into production 9 gross (9 net) wells on the acreage acquired from Pioneer. Initial production results from all wells were significantly above the Company’s well performance expectations, and all wells continue to perform above type curve.

Additionally, during the third quarter, the Company completed drilling (“SPUD to TD”) 6 additional gross (6 net) wells. These comprised the Idylwood 04H and 05H two well pad and the James Keith Esse 06H, 07H, 08H, and 09H four well pad, both in Live Oak County.

At quarter’s end, Sundance was in the process of drilling 5 gross (5 net) wells, including the Harlan Bethune 22H, 23H and 24H three well pad in Live Oak County and the Hoskins 20H and 21H two well pad in McMullen County. As of the date of this report, the Company is finalizing drilling the Harlan Bethune pad. Once the drilling is complete, the Company will release the

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Patterson 589 rig and finish the remainder of its 2018 drilling program with a single Patterson rig. In furtherance of its previously announced sale process, Sundance will also utilize a spot rig to drill two wells on its Dimmit County assets during the fourth quarter. It is anticipated that Sundance will pick up a second rig again during the first quarter of 2019 for next year’s development plan.

At quarter’s end the Company was additionally in the process of fracking the Idylwood pad. These wells subsequently began initial flowback on 16th October and the frac spread has mobilized to the James Keith Esse pad and initiated the frac job there.

Financial Disclosures

The Company will provide a full third quarter financial release in advance of its earnings call on 16th November Australian Eastern Daylight Time (15th November Mountain Time), including an Adjusted EBITDA reconciliation, Condensed Statement of Operations, Condensed Consolidated Balance Sheet, and Condensed Statement of Cash Flows. Please note that the attached Appendix 5B has been prepared as prescribed by the ASX and the presentation is not in accordance with IFRS.

Exhibit A: Third Quarter Initial Well Results

Well Name	County	IP Date	Completed 24-HR IP Lat Length (boepd)		24-HR / 1,000’ ft	30-Day IP (boepd)	30-Day / 60-Day IP 1,000’ ft (boepd)		60-Day / 1,000’ ft	% Oil
Harlan Bethune 25H	Live Oak	15-Aug	4,779	941	197	1,102	231	1,091	228	73%
Harlan Bethune 26H	Live Oak	15-Aug	4,073	1,387	341	1,234	303	1,066	262	79%
Harlan Bethune 27H	Live Oak	15-Aug	3,314	1,264	381	1,183	357	901	272	76%
Harlan Bethune 34H	Live Oak	19-Aug	3,528	1,458	413	1,691	479	1,588	450	76%
Harlan Bethune 35H	Live Oak	19-Aug	3,702	1,504	406	1,738	469	1,579	426	79%
Allen MCM 1H	McMullen	17-Aug	8,015	1,388	173	1,291	161	1,100	137	74%
Allen MCM 2H	McMullen	17-Aug	8,234	1,297	158	1,132	137	969	118	77%
Justin Tom 5H	Atascosa	3-Sep	6,258	1,117	178	1,296	207	—	—	88%
Justin Tom 6H	Atascosa	3-Sep	6,299	913	145	1,042	165	—	—	91%

Exhibit B: Year to Date Activities Overview

Well Name	County	Spud Date	Frac Start Date	IP Date	Lateral Length		30-Day IP (boe/d)	60-Day IP (boe/d)
Paloma Ranch 7H	McMullen	18-Jan-18	17-May-18	2-Jun-18	7,690	’	1,345	1,017
Peeler Ranch 8HC	Atascosa	1-Mar-18	28-May-18	26-Jun-18	5,642	’	484	404
Peeler Ranch 9HC	Atascosa	24-Mar-18	28-May-18	26-Jun-18	5,820	’	446	371
Allen MCM 1HA	McMullen	21-Apr-18	6-Jul-18	17-Aug-18	8,015	’	1,291	1,100
Allen MCM 2HA	McMullen	13-May-18	6-Jul-18	17-Aug-18	8,234	’	1,132	969
Harlan Bethune 25H	Live Oak	7-May-18	24-Jul-18	15-Aug-18	4,779	’	1,102	1,091
Harlan Bethune 26H	Live Oak	11-May-18	22-Jul-18	15-Aug-18	4,073	’	1,234	1,066
Harlan Bethune 27H	Live Oak	13-May-18	22-Jul-18	15-Aug-18	3,314	’	1,183	901
Justin Tom 05H	Atascosa	17-Jun-18	12-Aug-18	3-Sep-18	6,258	’	1,296	—
Justin Tom 06H	Atascosa	14-Jun-18	12-Aug-18	3-Sep-18	6,299	’	1,042	—
Harlan Bethune 34H	Live Oak	25-Jun-18	3-Aug-18	19-Aug-18	3,528	’	1,691	1,588
Harlan Bethune 35H	Live Oak	22-Jun-18	3-Aug-18	19-Aug-18	3,702	’	1,738	1,579
James Keith Esse 06H	Live Oak	26-Jul-18	—	—	5,175	’	—	—
James Keith Esse 07H	Live Oak	22-Jul-18	—	—	5,178	’	—	—
James Keith Esse 08H	Live Oak	24-Jul-18	—	—	5,180	’	—	—
James Keith Esse 09H	Live Oak	20-Jul-18	—	—	5,164	’	—	—
Idylwood 04H	Live Oak	3-Aug-18	28-Sep-18	16-Oct-18	6,445	’	—	—
Idylwood 05H	Live Oak	3-Aug-18	28-Sep-18	16-Oct-18	5,487	’	—	—
Harland Bethune 22H	Live Oak	17-Sep-18	—	—	—		—	—
Harland Bethune 23H	Live Oak	21-Sep-18	—	—	—		—	—
Harland Bethune 24H	Live Oak	25-Sep-18	—	—	—		—	—
Hoskins 20H	McMullen	25-Sep-18	—	—	—		—	—
Hoskins 21H	McMullen	27-Sep-18	—	—	—		—	—

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For more information, please contact:

United States:
John Roberts	Eric McCrady
VP Finance & Investor Relations	CEO and Managing Director
Tel: +1 (720) 638-2400	Tel: +1 (303) 543-5703

Australia:
Mike Hannell
Chairman
Tel: +61 8 8363 0388

About Sundance Energy Australia Limited

Sundance Energy Australia Limited (“Sundance” or the “Company”) is an Australian-based, independent energy exploration company, with a wholly owned US subsidiary, Sundance Energy Inc., located in Denver, Colorado, USA. The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford. A comprehensive overview of the Company can be found on Sundance’s website at www.sundanceenergy.net

Summary Information

The following disclaimer applies to this document and any information contained in it. The information in this release is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s periodic and continuous disclosure announcements lodged with ASX Limited that are available at www.asx.com.au and Sundance’s filings with the Securities and Exchange Commission available at www.sec.gov.

Forward Looking Statements

This release may contain forward-looking statements. These statements relate to the Company’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same.

These forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this release and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. These include, but are not limited to, risks or uncertainties associated with the discovery and development of oil and natural gas reserves, cash flows and liquidity, business and financial strategy, budget, projections and operating results, oil and natural gas prices, amount, nature and timing of capital expenditures, including future development costs, availability and terms of capital and general economic and business conditions. Given these uncertainties, no one should place undue reliance on any forward-looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf. Although every effort has been made to ensure this release sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Appendix 5B

Mining exploration entity and oil and gas exploration entity quarterly report

+Rule 5.5

Appendix 5B

Mining exploration entity and oil and gas exploration entity quarterly report

Introduced 01/07/96 Origin Appendix 8 Amended 01/07/97, 01/07/98, 30/09/01, 01/06/10, 17/12/10, 01/05/13, 01/09/16

Name of entity
Sundance Energy Australia Limited

ABN	Quarter ended (“current quarter”)
76 112 202 883	30 September 2018

Consolidated statement of cash flows

		Current quarter $US’000	Year to date (9 months) $US’000
1.	Cash flows from operating activities
1.1	Receipts from customers	43,978	92,896
1.2	Payments for
	(a) exploration & evaluation	(4,490)	(6,401)
	(b) development	(42,722)	(82,490)
	(c) production	(10,717)	(29,095)
	(d) staff costs	(2,094)	(7,774)
	(e) administration and corporate costs (1)	(3,192)	(19,305)
1.3	Dividends received (see note 3)	—	—
1.4	Interest received	—	—
1.5	Interest and other costs of finance paid (2)	(6,774)	(19,620)
1.6	Income taxes paid (3)	—	(2,301)
1.7	Research and development refunds	—	—
1.8	Other (realised derivatives and GST)	(1,572)	(6,190)
1.9	Net cash from / (used in) operating activities	(27,583)	(80,280)

(1)         YTD includes approximately $12.4 million of transaction costs related to the Eagle Ford acquisition completed on 23 April 2018.

(2)         During the three quarters ended 30 September 2018, the Company made four quarterly payments on its term loans, respectively.

(3)         YTD includes a $2.3 million U.S. Federal withholding tax payment related to interest on an intercompany loan.

+ See chapter 19 for defined terms

1 September 2016

Consolidated statement of cash flows

		Current quarter $US’000	Year to date (9 months) $US’000
2.	Cash flows from investing activities
2.1	Payments to acquire:
	(a) property, plant and equipment	(146)	(246)
	(b) tenements (see item 10) (4)	4,367	(215,765)
	(c) investments	—	—
	(d) other non-current assets	—	—
2.2	Proceeds from the disposal of:
	(a) property, plant and equipment	—	—
	(b) tenements (see item 10)	—	—
	(c) investments	—	—
	(d) other non-current assets	—	—
2.3	Cash flows from loans to other entities	—	—
2.4	Dividends received	—	—
2.5	Other (provide details if material)	—	—
2.6	Net cash from / (used in) investing activities	4,221	(216,011)

(4)         The Company received a post-close settlement of $4.4 million during the third quarter from the sellers of the Eagle Ford assets acquired in the second quarter of 2018.

3.	Cash flows from financing activities
3.1	Proceeds from issues of shares	—	253,517
3.2	Proceeds from issue of convertible notes	—	—
3.3	Proceeds from exercise of share options	—	—
3.4	Transaction costs related to issues of shares, convertible notes or options	(58)	(10,304)
3.5	Proceeds from borrowings	20,000	270,000
3.6	Repayment of borrowings	—	(192,000)
3.7	Transaction costs related to loans and borrowings	(54)	(16,700)
3.8	Dividends paid
3.9	Other (provide details if material) (5)	—	(11,346)
3.10	Net cash from / (used in) financing activities	19,888	293,167

(5)       During the first three quarter of 2018, the Company repaid its revenue advance from its oil purchaser in full ($18.2 million). In addition, the Company realized a gain of $6.8 million from foreign currency derivatives put in place to protect cash flows associated with its equity raise in March and April 2018.

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	6,257	5,761
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(27,583)	(80,280)

+ See chapter 19 for defined terms

1 September 2016

Consolidated statement of cash flows

		Current quarter $US’000	Year to date (9 months) $US’000
4.3	Net cash from / (used in) investing activities (item 2.6 above)	4,221	(216,011)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	19,888	293,167
4.5	Effect of movement in exchange rates on cash held	(121)	25
4.6	Cash and cash equivalents at end of period	2,662	2,662

		Current quarter $US’000	Previous quarter $US’000
5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts
5.1	Bank balances	2,662	6,257
5.2	Call deposits	—	—
5.3	Bank overdrafts	—	—
5.4	Other (provide details)	—	—
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	2,662	6,257

Current quarter $US’000
6.	Payments to directors of the entity and their associates
6.1	Aggregate amount of payments to these parties included in item 1.2	216
6.2	Aggregate amount of cash flow from loans to these parties included in item 2.3	—
6.3	Include below any explanation necessary to understand the transactions included in items 6.1 and 6.2

6.1 Includes cash payments for fees paid to outside directors and salaries paid to the Managing Director during the quarter.

+ See chapter 19 for defined terms

1 September 2016

Current quarter $US’000
7.	Payments to related entities of the entity and their associates
7.1	Aggregate amount of payments to these parties included in item 1.2	NIL
7.2	Aggregate amount of cash flow from loans to these parties included in item 2.3	—
7.3	Include below any explanation necessary to understand the transactions included in items 7.1 and 7.2

		Total facility amount at quarter end $US’000	Amount drawn at quarter end $US’000
8.	Financing facilities available Add notes as necessary for an understanding of the position
8.1	Loan facilities (1)	337,500	270,000
8.2	Credit standby arrangements (2)	—	12,000
8.3	Other (please specify)	—	—
8.4

Include below a description of each facility above, including the lender, interest rate and whether it is secured or unsecured. If any additional facilities have been entered into or are proposed to be entered into after quarter end, include details of those facilities as well.

(1)         Consists of 1) $250 million syndicated second lien term loan with Morgan Stanley and 2) $250 million revolving credit facility with Natixis ($87.5 million borrowing base as of quarter end). There was $20 million outstanding on the revolving credit facility at 30 September 2018, plus the letter of credit noted in 8.2.

(2)         The Company has $12 million of letters of credit in place for minimum revenue guarantees under certain of its midstream contracts. The letter of credit reduces the amount available for borrowing under its revolving credit facility.

		$US’000
9.	Estimated cash outflows for next quarter
9.1	Exploration and evaluation	—
9.2	Development	(70,000)
9.3	Production	(16,500)
9.4	Staff costs	(2,500)
9.5	Administration and corporate costs	(1,800)
9.6	Other (provide details if material)	—
9.7	Total estimated cash outflows	(90,800)

		Tenement reference and location	Nature of interest	Interest at beginning of quarter	Interest at end of quarter
10.	Changes in tenements (items 2.1(b) and 2.2(b) above)
10.1	Interests in mining tenements and petroleum tenements lapsed, relinquished or reduced	Eagle Ford	non-core expirations and administrative true-ups	56,502	52,271	(1)
10.2	Interests in mining tenements and petroleum tenements acquired or increased

+ See chapter 19 for defined terms

1 September 2016

(1)         Excludes 5,606 net acres targeting non-Eagle Ford formations located within the same operating area.

Compliance statement

1                              This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2                              This statement gives a true and fair view of the matters disclosed.

Sign here:	Date: 31 October 2018
Managing Director and Chief Executive Officer

Print name:                                          Eric McCrady

Notes

1.                           The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity that wishes to disclose additional information is encouraged to do so, in a note or notes included in or attached to this report.

2.                           If this quarterly report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 6: Exploration for and Evaluation of Mineral Resources and AASB 107: Statement of Cash Flows apply to this report. If this quarterly report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standards apply to this report.

3.                           Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

+ See chapter 19 for defined terms

1 September 2016